Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/Standish Fixed Income Fund

Dated May 1, 2008
(as supplemented November 18, 2008)

The following information supplements and supersedes any contrary information contained in the section of the fund's Statement of Additional Information (the "SAI") entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, <u>President since December 2008</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since December 2008</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since December 2008</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since December 2008</u>. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since December 2008.</u> Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since December 2008. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, Assistant Treasurer since December 2008. Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2008. Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, Assistant Treasurer since December 2008. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since December 2008. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since December 2008. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

_____

The following information supersedes and replaces the information contained in the section of the fund's SAI entitled "Determination of Net Asset Value":

Valuation of Portfolio Securities. The fund's investments are valued each business day using available market quotations or at fair value. Substantially all of the fund's fixed-income investments (excluding short-term investments) are valued by one or more independent pricing services (the "Service") approved by the Trust's Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments is determined by the Service based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments are not valued by the Service and are valued at the mean price or yield equivalent for such securities or for securities of comparable maturity, quality and type as obtained from market makers. Other investments that are not valued by the Service are valued at the last sales price for securities traded primarily on an exchange or the national securities market or otherwise at the average of the most recent bid and asked prices. Bid-price is used when no asked price is available. Any assets or liabilities initially expressed in terms of foreign currency will be translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation by the Federal Reserve Bank of New York or, if no such rate is quoted on such date, at the exchange rate previously quoted by the Federal Reserve Bank of New York or at such other quoted market exchange rate as may be determined to be appropriate by Dreyfus. Forward currency contracts will be valued at the current cost of offsetting the contract. If the fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of a certain of the fund's portfolio securities. Short-term investments may be carried at amortized cost, which approximates value. Expenses and fees, including the management fee, are accrued daily and taken into account for the purpose of determining the net asset value of the fund's shares.

Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, are not valued by the Service, or are determined by the Trust not to reflect accurately fair value, are valued at fair value as determined in good faith based on procedures approved by the Trust's Board. Fair value of investments may be determined by the Trust's Board, its pricing committee or is valuation committee using such information as it deems appropriate under the circumstances. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund investors have no access to the fund. Restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Board if it believes that the discount no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.

Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/Standish Intermediate Tax Exempt Bond Fund

Dated February 1, 2008
(as supplemented May 30, 2008 and November 18, 2008)

       The following information supplements and supersedes any contrary information contained in the section of the fund's Statement of Additional Information (the "SAI") entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, <u>President since December 2008</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since December 2008</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since December 2008</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since December 2008</u>. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since December 2008.</u> Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since December 2008.</u> Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, <u>Assistant Treasurer since December 2008.</u> Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2008.</u> Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since December 2008</u>. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since December 2008</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

————————————————

The following information supersedes and replaces the second paragraph contained in the section of the fund's SAI entitled "Determination of Net Asset Value":

Valuation of Portfolio Securities. The fund's investments are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments is determined by the Service based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed under the general supervision of the Trust's Board. If valuations for investments (received from the Service or otherwise) are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair value of investments may be done by the Trust's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. The factors that may be considered in fair valuing a security include fundamental analytical data, the nature and duration of restrictions in disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading of similar securities of the issuer or comparable issuers. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.

Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/Standish International Fixed Income Fund
Dreyfus/Standish Global Fixed Income Fund

Dated May 1, 2008
(as supplemented November 18, 2008)

       The following information supplements and supersedes any contrary information contained in the section of the funds' Statement of Additional Information (the "SAI") entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, <u>President since December 2008</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since December 2008</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since December 2008</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since December 2008</u>. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since December 2008.</u> Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since December 2008. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, Assistant Treasurer since December 2008. Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2008. Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, Assistant Treasurer since December 2008. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since December 2008. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since December 2008. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

———————————

The following information supersedes and replaces the information contained in the section of the funds' SAI entitled "Determination of Net Asset Value":

Valuation of Portfolio Securities. Each fund's investments are valued each business day using available market quotations or at fair value. Substantially all of each fund's fixed-income investments (excluding short-term investments) are valued by one or more independent pricing services (the "Service") approved by the Trust's Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments is determined by the Service based on methods that include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments are not valued by the Service and are valued at the mean price or yield equivalent for such securities or for securities of comparable maturity, quality and type as obtained from market makers. Other investments that are not valued by the Service are valued at the last sales price for securities traded primarily on an exchange or the national securities market or otherwise at the average of the most recent bid and asked prices. Bid-price is used when no asked price is available. Any assets or liabilities initially expressed in terms of foreign currency will be translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation by the Federal Reserve Bank of New York or, if no such rate is quoted on such date, at the exchange rate previously quoted by the Federal Reserve Bank of New York or at such other quoted market exchange rate as may be determined to be appropriate by Dreyfus. Forward currency contracts will be valued at the current cost of offsetting the contract. Because of the need to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value does not take place contemporaneously with the determination of prices of a majority of each fund's portfolio securities. Short-term investments may be carried at amortized cost, which approximates value. Expenses and fees, including the management fee, are accrued daily and taken into account for the purpose of determining the net asset value of each fund's shares.

Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, are not valued by the Service, or are determined by the Trust not to reflect accurately fair value, are valued at fair value as determined in good faith based on procedures approved by the Trust's Board. Fair value of investments may be determined by the Trust's Board, its pricing committee or is valuation committee using such information as it deems appropriate under the circumstances. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by each fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund investors have no access to the fund. Restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Board if it believes that the discount no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.

Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/The Boston Company Large Cap Core Fund
Dreyfus/The Boston Company Small Cap Value Fund
Dreyfus/The Boston Company Small Cap Value Fund II
Dreyfus/The Boston Company Small Cap Growth Fund
Dreyfus/The Boston Company Small/Mid Cap Growth Fund
Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity Fund
Dreyfus/The Boston Company Emerging Markets Core Equity Fund
Dreyfus/The Boston Company International Core Equity Fund
Dreyfus/The Boston Company International Small Cap Fund

Dated February 1, 2008
(as supplemented April 22, 2008 and November 18, 2008)

The following information supplements and supersedes any contrary information contained in the section of the funds' Statement of Additional Information (the "SAI") entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, <u>President since December 2008</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since December 2008</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since December 2008</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since December 2008</u>. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since December 2008.</u> Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since December 2008. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since December 2008. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since December 2008. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since December 2008. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, Assistant Treasurer since December 2008. Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2008. Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, Assistant Treasurer since December 2008. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2008. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since December 2008. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since December 2008. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

_____

The following information supersedes and replaces the second sentence of the second paragraph contained in the section of the funds' SAI entitled "Determination of Net Asset Value":

Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recently reported bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.

Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/Newton International Equity Fund - - Class A, C and R Shares

Dated March 31, 2008
(as supplemented July 1, 2008 and November 18, 2008)

The following information supplements and supersedes any contrary information contained in the fund's Statement of Additional Information (the "SAI"):

The fund no longer offers Class R shares.

_____

The following information supplements and supersedes any contrary information contained in the section of the fund's SAI entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, <u>President since December 2008</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since December 2008</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since December 2008</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since December 2008</u>. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since December 2008.</u> Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since December 2008</u>. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since December 2008.</u> Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, <u>Assistant Treasurer since December 2008.</u> Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2008.</u> Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since December 2008</u>. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since December 2008</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

_____

The following information supersedes and replaces the second sentence of the second paragraph contained in the section of the fund's SAI entitled "Determination of Net Asset Value":

Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recently reported bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.

Dreyfus Investment Funds

SUPPLEMENT dated December 3, 2008

To the STATEMENT OF ADDITIONAL INFORMATION of

Dreyfus/Newton International Equity Fund - - Class I Shares

Dated February 1, 2008
(as supplemented March 14, 2008 and November 18, 2008)

The following information supplements and supersedes any contrary information contained in the section of the fund's Statement of Additional Information (the "SAI") entitled "Management-Trustees and Officers of the Trust".

The following persons serve as the officers of the Trust:

J. DAVID OFFICER, President since December 2008. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. He is 60 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, Executive Vice President since December 2008. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 78 investment companies (comprised of 181 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of BNY Mellon, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors LLC, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, Treasurer since December 2008. Director – Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, Vice President and Secretary since December 2008. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since December 2008. Senior Counsel of BNY Mellon and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 42 years old and has been an employee of Dreyfus since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since December 2008. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 53 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since December 2008. Senior Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 47 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since December 2008. Assistant General Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since December 2008</u>. Managing Counsel of BNY Mellon, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 43 years old and has been an employee of Dreyfus since October 1990.

RICHARD S. CASSARO, <u>Assistant Treasurer since December 2008.</u> Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since October 1982.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2008.</u> Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2008</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since December 2008</u>. Vice President and Anti-Money Laundering Compliance Officer of MBSC Securities Corporation (the "Distributor"), and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since December 2008</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each officer of the Trust is 200 Park Avenue, New York, New York 10166.

_____

The following information supersedes and replaces the second sentence of the second paragraph contained in the section of the fund's SAI entitled "Determination of Net Asset Value":

Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recently reported bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.